  Exhibit 99.1

FOR IMMEDIATE RELEASE

Fincera Reports Second Quarter 2017 Financial Results

Shijiazhuang, Hebei Province, China – October 20, 2017 – Fincera Inc. (“Fincera” or the “Company”) (OTCQB: YUANF), a leading provider of web-based financing and ecommerce services for small and medium-sized businesses and individuals in China, today reported financial results for the second quarter ended June 30, 2017.

Operational Highlights

Loan transaction volume across both CeraPay and CeraVest platforms for the second quarter of 2017 totaled approximately RMB6.9 billion (US$1.0 billion). Non-credit transactions, transactions utilizing existing cash balances without extension of credit from the Company, conducted over the CeraPay platform, are not included in the charts below.

CeraPay (https://www.dianfubao.com)

CeraPay is the Company’s credit advance and online payment processing platform. CeraPay allows customers to pay for their everyday needs at participating merchants through the online CeraPay transaction network. With functionality similar to a credit card, the Company issues revolving credit lines to customers, which they can use to make purchase transactions via the CeraPay application. In addition to the 30-day revolving credit line service, CeraPay now offers short-term financing for products purchased through any of the Company’s ecommerce websites (TruShip, AutoChekk and Pingping). These “purchase” financing loans carry 12-month terms with amortized monthly payments and require at least a month of pre-payment kept as collateral in the customer’s CeraVest investment account to be used for the final installment. The customers can use the collateral to invest on the CeraVest marketplace until the final payment is due.

CeraPay generated credit transactions totaling approximately RMB5.4 billion (US$796.5 million) during the second quarter of 2017, an increase of approximately RMB367.4 million (US$54.2 million), or 7.4%, compared to the first quarter of 2017, and an 18.0% increase compared to the second quarter of 2016. Fincera earns transaction fees through its CeraPay platform.

CeraVest (https://www.qingyidai.com)

Fincera created CeraVest as an online lending marketplace that provides short-term operating capital for small and medium-sized businesses. CeraVest allows lenders to provide loans to borrowers that have been vetted by the Company. The CeraVest platform also provides investors the opportunity to invest in loans originated from the CeraPay platform. From its inception in November 2014 through the second quarter of 2017, CeraVest originated over RMB10.2 billion (US$1.5 billion) in loans; its loan portfolio was approximately RMB3.4 billion (US$0.5 billion) at June 30, 2017.

Currently, customers may invest in three types of loans on the CeraVest platform: a 30-day loan with an annualized return of 8.1% if held to maturity, a 180-day loan with an annualized return of 8.62% if held to maturity, and a 12 month loan with an annualized return of 9.02% that returns principal and interest monthly. In addition, investors may trade the 30-day and 180-day loans on a secondary marketplace offered by CeraVest with pricing provided by the Company.

The Company also has a flexible investment product that yields an annualized return of 8.03%. This product will be phased out by the end of the year to comply with recent government regulations.

CeraVest Loan Book Growth
12,000
10,000
8,000
6,000
4,000
2,000
0
(in RMB millions)
122
342
859
742
1,791
347
1,443
2,472
856
1,616
3,582
1,682
1,900
4,846
2,330
2,516
6,119
3,511
2,608
7,177
4,575
2,602
8,641
5,738
2,903
10,166
6,754
3,412
2014Q4
2015Q1
2015Q2
2015Q3
2015Q4
2016Q1
2016Q2
2016Q3
2016Q4
2017Q1
2017Q2
Unpaid Principal Balance To Date
Capital Returned
Loans Funded To Date

CeraVest originated RMB1.5 billion (US$221.3 million) during the second quarter of 2017, an increase of approximately RMB62.2 million (US$9.2 million), or 4.3%, over the first quarter of 2017 and an 18.1% increase over the second quarter of 2016. CeraVest had a total loan portfolio unpaid principal balance of approximately RMB3.4 billion (US$494.7 million) at June 30, 2017. Fincera earns origination fees on CeraVest loans.

Management Commentary

Mr. Yong Hui Li, Chairman and CEO of Fincera, stated, “We are pleased with the continued growth in our Internet-based businesses in the second quarter of 2017. Our top line improved by more than 23% during the second quarter of 2017 compared to the second quarter last year, resulting from the 18% year-over-year increase in CeraPay’s transaction volume and in CeraVest’s loan issuances during the quarter. We incurred increased operating expenses related to product development and sales and marketing during the period as we continued working to expand these businesses, which impacted our bottom line. We believe this ongoing growth demonstrates that our primary CeraPay and CeraVest products continue to resonate with underserved small and medium-sized businesses in China. We are continuing to explore ways in which we can further expand and improve our offerings and services.”

Change of Reporting Currency from USD to RMB

As previously announced, the Company changed its reporting currency from the U.S. dollar (“US$”) to Renminbi (“RMB”) beginning with the second quarter ended June 30, 2017, to reduce the effect of increased volatility of the RMB to US$ exchange rate on the Company’s reported operating results and to increase comparability with its peer companies in China. The alignment of the reporting currency with the location of the underlying operations will better depict the Company’s results of operations for each period. Prior period numbers have been restated using RMB.

Currency Conversion

This release contains approximate translations of certain RMB amounts into US$ for convenience. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 6.7793 to US$1.00, the effective noon buying rate on June 30, 2017, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.

Second Quarter 2017 Financial Results

Income (Revenues)

The table below sets forth certain line items from the Company’s Consolidated Statement of Income as a percentage of income:

(RMB in thousands)	Three months ended June 30, 2017		Three months ended June 30, 2016
	Amount	% of Revenue	Amount	% of Revenue	% Change
Service charges	116,076	44.3%	112,051	52.9%	3.6%
Interest income	100,728	38.4%	51,268	24.2%	96.5%
Property lease and management	45,279	17.3%	43,518	20.5%	4.0%
Other income	—	0.0%	5,003	2.4%	(100.0%)
Total income	262,083	100.0%	211,840	100.0%	23.7%

●
Income for the three months ended June 30, 2017, increased 23.7% to RMB262.1 million (US$38.7 million), from RMB211.8 million in the prior-year period, primarily due to the Company’s ramp-up of its Internet-based business segment, particularly its CeraPay and CeraVest products.

●
Service charges, which represent CeraPay transaction fees, late payment fees and penalties, increased 3.6% to RMB116.1 million (US$17.1 million) in the three months ended June 30, 2017, from RMB112.1 million in the prior-year period. During the second quarter of 2017, RMB5.4 billion (US$796.5 million) of transactions were processed through CeraPay, a 10.0% decrease from the RMB6.0 billion processed in the second quarter of 2016. Although the decreased transaction volume resulted in lower transaction fees, this decrease was more than offset by increased income from the new CeraPay short-term purchase financing product that was launched near the end of 2016.

●
Interest income, which represents interest earned on CeraVest loans, penalty fees and origination fees, increased 96.5% to RMB100.7 million (US$14.9 million) in the three months ended June 30, 2017, from RMB51.3 million in the prior-year period, due to the increase in the aggregate amount of CeraVest loans facilitated by the Company as well as increases in penalty fees. At June 30, 2017, CeraVest’s portfolio had a total unpaid principal balance of RMB3.4 billion (US$501.5 million), an increase of 36.0% from the RMB2.5 billion in CeraVest total unpaid principal outstanding at June 30, 2016.

●
Property lease and management revenues increased 4.0% to RMB45.3 million (US$6.7 million) during the second quarter of 2017, compared to RMB43.5 million in the prior-year period. The occupancy rate of the Kai Yuan Finance Center during the three months ended June 30, 2017 fell to 74%, compared to 81% at June 30, 2016. However, this decrease was more than offset by increased income from the Company’s hotel operation at the Kai Yuan Finance Center.

Operating Costs and Expenses

●
The Company’s operating costs and expenses increased 33.3% to RMB280.0 million (US$41.3 million) during the second quarter of 2017 from RMB210.0 million in the prior-year period, primarily due to increased interest expense, provision for credit losses, product development expense, selling and marketing expense, and general and administrative expenses to support the growth of the Company’s Internet-based business.

Loss from Continuing Operations Before Income Taxes

●
Loss from continuing operations before income taxes totaled RMB17.9 million (US$2.6 million) during the second quarter of 2017, compared to income of RMB1.8 million in the prior-year period, primarily as a result of the increased operating expenses mentioned above.

Income (Loss) from Discontinued Operations, Net of Taxes

●
Income from discontinued operations, net of taxes, totaled RMB0.6 million (US$86,000) during the second quarter of 2017, compared to a loss of RMB5.4 million in the prior-year period. The Company continues the winding down of its legacy truck-leasing business, which is classified as discontinued operations. The loss in the prior-year period was primarily caused by the disposition of sales branches.

Net Loss

●
Net loss totaled RMB8.2 million (US$1.2 million) during the second quarter of 2017, compared to RMB4.8 million in the prior-year period.

Balance Sheet Highlights

At June 30, 2017, Fincera’s cash and cash equivalents (not including restricted cash) were RMB649.7 million, compared to RMB722.3 million at December 31, 2016. Total liabilities were RMB9.2 billion and stockholders’ equity was negative RMB171.0 million, compared to RMB7.0 billion and RMB157.1 million, respectively, at December 31, 2016. The reduction in stockholders’ equity was primarily a result of the US$2.00 per share cash dividend that the Company declared in June 2017.

Portfolio Information

Fincera has released certain demographic information about its customers in an effort to increase shareholders’ understanding of its business. Below are some details regarding Fincera’s investors and borrowers as of June 30, 2017.

Age Distribution of Investors
>66，9%
<25，2%
56-65，5%
26-35，42%
46-55，16%
36-45，27%

Fincera has also released certain information about the location of its customers. The below graphics illustrate the geographic distribution of Fincera’s investors and borrowers by province. Hebei province, where the Company is headquartered, has the highest number of investors.

Regional Distribution of Investors

Regional Distribution of Borrowers

The Company has also announced a new methodology for measuring delinquencies. Based on a static pool methodology, the Company now tracks delinquencies based on when a loan was originated (its vintage). The following chart tracks the changes of the greater than 90 days delinquent balances from each CeraPay loan vintage. Vintages are segregated by quarter and start with loans originated during the first quarter of 2015. Delinquency rates for CeraPay credit lines have consistently remained or fallen under 2% for nearly all vintages. The new short-term purchase financing loans offered by CeraPay are not included in the analysis below.

The following chart tracks the changes of the greater than 90 days delinquent balances from each CeraVest loan vintage. Vintages are segregated by quarter and start with loans originated during the fourth quarter of 2014.

CeraVest Loans 90+Days Delinquency Rate by Vintage
12%
10%
8%
6%
4%
2%
0%
Delinquency Rate
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
Months Elapsed Since Vintage Start Date
2014Q4
2015Q1
2015Q2
2015Q3
2015Q4
2016Q1
2016Q2
2016Q3
2016Q4
2017Q1

About Fincera Inc.

Founded in 2005, Fincera Inc. (OTCQB: YUANF) provides innovative web-based financing and ecommerce services for small and medium-sized businesses and individuals in China. The Company also operates a network of branch offices in 31 provinces, municipalities, and autonomous regions across China. Fincera’s primary service offerings include a credit advance/online payment-processing network and a web-based small business lending platform. The Company’s website is http://www.fincera.net. Fincera trades on the OTCQB venture stage marketplace for early stage and developing U.S. and international companies. OTCQB companies are current in their reporting and undergo an annual verification and management certification process.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

●
changing principles of generally accepted accounting principles;

●
outcomes of any government or government-related reviews, inquiries, investigations, and related litigation;

●
continued compliance with government regulations;

●
legislation or regulatory environments, requirements or changes adversely affecting the financial services industry in China;

●
fluctuations in consumer demand;

●
management of rapid growth;

●
general economic conditions;

●
changes in government policy;

●
fluctuations in sales of commercial vehicles in China;

●
China’s overall economic conditions and local market economic conditions;

●
the Company’s business strategy and plans, including its ability to expand through strategic acquisitions, the establishment of new locations, and the introduction of new products and services;

●
the Company’s ability to successfully integrate recent acquisitions;

●
credit risk affecting the Company’s revenue and profitability, including its ability to manage the default risk of customers;

●
the results of future financing efforts; and

●
geopolitical events.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information, including forward looking statements, contained in this press release.

CONTACT At the Company Jason Wang Chief Financial Officer (858) 997-0680 / jcwang@fincera.net	Investor Relations The Equity Group Inc. Carolyne Y. Sohn Senior Associate (415) 568-2255 / csohn@equityny.com Adam Prior Senior Vice President (212) 836-9606 / aprior@equityny.com

FINCERA INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE (LOSS) (Unaudited)

(in thousands except share and per share data)

	Three months ended June 30,			Six months ended June 30,
	2017	2017	2016	2017	2017	2016
	US$	RMB	RMB	US$	RMB	RMB

Income
Service charges	17,122	116,076	112,051	34,258	232,244	210,489
Interest income	14,858	100,728	51,268	26,274	178,118	73,054
Property lease and management	6,679	45,279	43,518	12,817	86,887	83,338
Other income	—	—	5,003	1,323	8,969	5,003
Total income	38,659	262,083	211,840	74,672	506,218	371,884

Operating Costs and Expenses
Interest expense	15,214	103,137	63,525	27,450	186,089	116,678
Interest expense, related parties	5,239	35,518	4,175	10,207	69,196	12,133
Provision for credit losses	1,837	12,454	44,704	4,566	30,952	60,370
Product development expense	3,143	21,305	14,587	6,076	41,193	27,454
Property and management cost	4,023	27,276	26,454	8,028	54,426	53,811
Selling and marketing	4,855	32,913	17,237	9,357	63,437	33,852
General and administrative	6,990	47,387	39,315	15,989	108,393	78,366
Total operating costs and expenses	41,301	279,990	209,997	81,673	553,686	382,664

Income (loss) from continuing operations before income taxes	(2,642)	(17,907)	1,843	(7,001)	(47,468)	(10,780)
Income tax provision (benefit)	(1,354)	(9,176)	1,232	(1,792)	(12,149)	(1,024)
Income (loss) from continuing operations	(1,288)	(8,731)	611	(5,209)	(35,319)	(9,756)

(Loss) income from discontinued operations, net of taxes	86	581	(5,449)	898	6,088	(7,876)
Net (loss)	(1,202)	(8,150)	(4,838)	(4,311)	(29,231)	(17,632)
Foreign currency translation adjustment	(1,430)	(9,696)	(3,137)	(1,065)	(7,217)	(2,969)

Comprehensive (loss)	(2,632)	(17,846)	(7,975)	(5,376)	(36,448	(20,601)

Earnings per share
Basic
Continuing operations	(0.05)	(0.37)	0.03	(0.22)	(1.50)	(0.41)
Discontinued operations	0.00	0.02	(0.23)	0.04	0.26	(0.33)
	(0.05)	(0.35)	(0.20)	(0.18)	(1.24)	(0.74)

Diluted
Continuing operations	(0.05)	(0.37)	0.03	(0.22)	(1.50)	(0.41)
Discontinued operations	0.00	0.02	(0.23)	0.04	0.26	(0.33)
	(0.05)	(0.35)	(0.20)	(0.18)	(1.24)	(0.74)

Weighted average shares outstanding
Basic	23,621,229	23,621,229	23,553,541	23,592,656	23,592,656	23,553,923
Diluted	23,621,229	23,621,229	24,070,599	23,592,656	23,592,656	23,553,923

Note: For the three and six months ended June 30, 2017, the figures are converted from RMB to USD at the spot rate of RMB 6.7793 to US$1.00 while U.S. GAAP requires such conversion should be made using average rates prevailing during each reporting period.

FINCERA INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)

	As of June 30,		As of December 31,
	2017		2016
	US$ (Unaudited)	RMB (Unaudited)	RMB
ASSETS
Current assets
Cash and cash equivalents	95,843	649,748	722,301
Restricted cash	11,525	78,133	42,517
Other financing receivables, net	445,229	3,018,339	2,049,444
Loans, net	490,582	3,325,809	2,575,717
Prepaid expenses and other current assets	41,364	280,416	45,593
Current assets of discontinued operations	11,157	75,640	100,318
Total current assets	1,095,700	7,428,085	5,535,890

Noncurrent assets
Property, equipment and leasehold improvements, net	203,232	1,377,769	1,401,780
Deferred income tax assets	27,968	189,603	163,209
Non-current assets of discontinued operations	6,921	46,917	51,147

Total assets	1,333,821	9,042,374	7,152,026

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Dividends payable	30,307	205,463	—
Short-term bank borrowings (including short-term bank borrowings of the consolidated VIEs without recourse to Fincera of 680,000 and 520,000 as of June 30, 2017 and December 31, 2016, respectively)	100,305	680,000	580,000
Long-term bank borrowings, current portion	9,957	67,500	62,000
Borrowed funds from CeraVest loan investors, related party (including borrowed funds from CeraVest loan investors, related party of the consolidated VIEs without recourse to Fincera of 963 and 930 as of June 30, 2017 and December 31, 2016, respectively)	4,914	33,311	30,171
Borrowed funds from CeraVest loan investors (including borrowed funds from CeraVest loan investors of the consolidated VIEs without recourse to Fincera of 1,769,540 and 1,583,564 as of June 30, 2017 and December 31, 2016, respectively)	660,001	4,474,346	3,035,586
Financing payables, related parties (including financing payables, related parties of the consolidated VIEs without recourse to Fincera of 2,114,493 and 1,392,400 as of June 30, 2017 and December 31, 2016, respectively)	345,612	2,343,008	1,900,533
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to Fincera of 236,063 and 201,596 as of June 30, 2017 and December 31, 2016, respectively)	81,119	549,932	424,566
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Fincera of 26,507 and 25,951 as of June 30, 2017 and December 31, 2016, respectively)	5,781	39,193	37,986
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIEs without recourse to Fincera of 13,356 and 5,591 as of June 30, 2017 and December 31, 2016, respectively)	3,886	26,344	31,012
Total current liabilities	1,241,882	8,419,097	6,101,854

Non-current liabilities:
Long-term bank borrowings	92,561	627,500	664,000
Long-term payables, related parties	24,605	166,804	229,118
Total liabilities	1,359,048	9,213,401	6,994,972

Stockholders’ (deficiency) equity
Preferred shares, $0.001 par value, 1,000,000 shares authorized; –no shares issued or outstanding at June 30, 2017 and December 31, 2016	—	—	—
Ordinary shares - $0.001 par value, 1,000,000,000 shares authorized, 23,629,172 and 23,561,949 shares issued and outstanding at June 30, 2017 and December 31, 2016, respectively	24	169	169
Additional paid-in capital	98,933	670,699	962,332
Statutory reserves	23,256	157,657	159,801
Accumulated losses	(149,320)	(1,012,283)	(985,196)
Accumulated other comprehensive income	1,880	12,731	19,948
Total stockholders’ (deficiency) equity	(25,227)	(171,027)	157,054

Total liabilities and stockholders’ (deficiency) equity	1,333,821	9,042,374	7,152,026